UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2008.

or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.
702 Southwest Eighth Street
Bentonville, Arkansas 72716

Financial Statements
and Supplemental Schedule
Wal-Mart Profit Sharing and 401(k) Plan
As of January 31, 2008 and 2007, and for the year ended January 31, 2008

Wal-Mart Profit Sharing and 401(k) Plan
Financial Statements and
Supplemental Schedule

As of January 31, 2008 and 2007, and for the year ended January 31, 2008

Contents

Report of Independent Registered Public Accounting Firm                          3

Audited Financial Statements

Statements of Net Assets Available for Benefits                                           4
Statement of Changes in Net Assets Available for Benefits                           5
Notes to Financial Statements                                                                     6

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)                  16

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee
Wal-Mart Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Wal-Mart Profit Sharing and 401(k) Plan as of January 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended January 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended January 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                            /s/ Ernst & Young LLP
July 28, 2008
Rogers, Arkansas

Wal-Mart Profit Sharing and 401(k) Plan
Statements of Net Assets Available for Benefits
(In Thousands)
	January 31,
	2008	2007
Assets
Investments (at fair value)	$10,018,942	$9,016,525
Wrapper contracts (at fair value)	157	237
Receivables:
Company contributions	936,375	870,592
Due from broker	4,439	1,456
Other receivables	532	246
Total receivables	941,346	872,294
Cash	2,119	9,928
Net assets available for benefits (at fair value)	10,962,564	9,898,984
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	6,750	23,894
Net assets available for benefits	$10,969,314	$9,922,878
See accompanying notes.

Wal-Mart Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
 (In Thousands)

Year Ended January 31, 2008
Additions
Company contributions	$932,019
Associate contributions	419,813
Interest and dividend income	356,667
Net appreciation in fair value of investments	115,191
Other, net	7,719
Total additions	1,831,409

Deductions
Benefit payments	780,276
Administrative expenses	4,697
Total deductions	784,973

Net increase	1,046,436
Net assets available for benefits at beginning of year	9,922,878
Net assets available for benefits at end of year	$10,969,314

See accompanying notes.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements
January 31, 2008

1. Description of the Plan

The following description of the Wal-Mart Profit Sharing and 401(k) Plan (the “Plan”) provides only general information regarding the Plan as in effect on January 31, 2008. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of Section 402(a)(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or the “Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.

General

The Plan is a defined contribution plan which was established by the Company on February 1, 1997 as the Wal-Mart Stores, Inc. 401(k) Retirement Savings Plan.  The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to United States participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Profit Sharing and 401(k) Plan.

A participant in the Plan as of October 31, 2003, shall continue to be a participant hereunder from and after November 1, 2003, as long as such individual continues to be eligible. Each eligible employee who was not a participant in the Plan as of October 31, 2003, and has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of ERISA.

The responsibility for operation, investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Plan.  Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.

The trustee function of the Plan is performed by Merrill Lynch Investment Managers, LLC (the “Trustee”). The Trustee receives and holds contributions made to the Plan in a trust and invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee.  The Trustee makes payouts from the Plan in accordance with the Plan document. The Trustee is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of the Trustee.  The Trustee is also affiliated with BlackRock Investment Management, LLC, manager of the Merrill Lynch Equity Index Fund, Merrill Lynch Small Cap Index Fund and the Merrill Lynch Retirement Preservation Fund, which are investment options offered under the Plan to participants. The Trustee is the record-keeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 50 percent of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan.  Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Whether or not a participant contributes to the Plan, he or she will receive a portion of the Company’s Qualified Non-Elective contribution and Profit Sharing contribution if the participant completes at least 1,000 hours of service during the Plan year for which the contributions are made and is employed on the last day of that Plan year.

Wal-Mart’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines the Company’s contributions, if any. The Company’s contribution for each participant will be based on a percentage of the participant’s eligible wages for the Plan year. For the Plan year ended January 31, 2008, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of the Company’s Qualified Non-Elective contribution and the Company’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Internal Revenue Code (the “Code”).

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) the Company’s contributions to the Plan made on the participant’s behalf; and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2008 and 2007, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures to be reallocated to the remaining participants totaled approximately $43 million and $40 million, respectively.

Vesting

Participants are immediately vested in all elective contributions, catch-up contributions, Qualified Non-Elective contributions, rollover contributions, tax credit contributions and Profit Sharing Plan rollover contributions. Through January 30, 2008, a participant’s Profit Sharing contributions vested based on years of service at a rate of 20% per year from years three through seven. Effective January 31, 2008, a partcipant’s contributions vest starting at 20% at two years of service and increasing 20% each year until fully vested at the end of year six.  The new vesting schedule applies to Company contributions to the Plan for the year ending January 31, 2008, which were paid in March 2008, and to account balances of participants employed on or after that date.  Profit Sharing contributions become fully vested upon Participant retirement at age 65 or above, total and permanent disability, or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant. Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Internal Revenue Service (“IRS”). In-service withdrawal of vested balances may be elected by participants who have reached 69 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant may direct the Trustee to invest any portion of his/her elective contributions, catch-up contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Participant investment options include a variety of mutual funds, common/collective trusts and a stable value fund, which consists of a money market fund, a common/collective trust and traditional and synthetic guaranteed investment contracts.  Wal-Mart common stock was removed as an investment option on June 15, 2007.  Participants may change their selections at any time.

Participants’ Profit Sharing contributions and Profit Sharing Plan rollover contributions are invested at the direction of the Retirement Plans Committee for participants with less than three years of service.  Participants with at least three years of service may direct the Trustee to invest such contributions in available investment options, including a variety of mutual funds, common/collective trusts, Wal-Mart common stock, and a stable value fund, which consists of a money market fund, a common/collective trust, and traditional and synthetic guaranteed investment contracts.

Participant investments not directed by the associate are invested by the Trustee as directed by the Retirement Plans Committee.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

2. Summary of Accounting Policies

Basis of Accounting

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year end.  Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at the fair value of the underlying assets determined by the Trustee. Traditional and synthetic guaranteed investment contracts held by the Plan through a stable value fund are considered to be fully benefit-responsive and are recorded at fair value, then adjusted to contract value (Note 3). Contract value represents contributions made under the contract, plus interest at the contract rates, less withdrawals. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Company contributions are recorded by the Plan in the period in which they were accrued by the Company. Company contributions to the Plan related to the year ending January 31, 2008, were paid in March 2008.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentations.  Non-participant-directed investments in Note 5 as of January 31, 2007 have been reclassified to exclude a portion of participant-directed investments.

Fully Benefit-Responsive Investment Contracts

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans.  Investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157).  This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands required disclosures about fair value measurements.  The Statement is effective for plan years beginning after November 15, 2007.  The Plan will adopt SFAS 157 on February 1, 2008.  The adoption of SFAS 157 is not expected to have a material impact on the Plan’s net assets and changes in net assets, but additional disclosures are expected to be required.

3. Retirement Preservation Fund Investments

The Plan’s Retirement Preservation Fund (“RPF” or the "Fund") is a stable value investment option for the Plan’s participants only. The RPF is invested in a money market fund, a common/collective trust (the “Retirement Preservation Trust”), traditional guaranteed investment contracts (“GICs”), and synthetic GICs. Average duration for all investment contracts was 2.7 years at January 31, 2008 and 2007. There are no reserves against the contract value for credit risk of the contracted issuer or otherwise.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

3. Retirement Preservation Fund Investments (continued)

Traditional GICs issued by an insurance company are valued by calculating the sum of the present values of all projected future cash flows of each investment.  The discount rate used is provided by other similar maturity investment contracts at year-end.  The fair values of the synthetic GIC wrapper contracts are determined by the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract.  The underlying investments in the synthetic GICs are debt securities that are traded primarily in over-the-counter markets and are valued at the last available bid price in the over-the-counter market or on the basis of values obtained by a pricing service.  Pricing services use valuation matrixes that incorporate both dealer-supplied valuations and valuation models.

The RPF enters into book value investment contracts ("BVCs"), also known as synthetic investment contracts.  BVCs are comprised of both investment and contractual components.  The investment component consists of collective investment funds and a pooled portfolio of actively managed fixed income securities owned by the RPF, referred to as Covered Assets.  This investment component is “wrapped” by contracts ("Wrapper Agreements") issued by third-party financial institutions (generally insurance companies or banks) ("Wrapper Providers").  These Wrapper Agreements generally provide for participant benefit withdrawals and investment transfers at the full contract value of the Wrapper Agreement (i.e., principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e., fair value of Covered Assets plus accrued interest).  In this manner, Wrapper Agreements are designed to protect the Fund from investment losses as a result of movements in interest rates.  However, the Wrapper Agreements generally do not protect the Fund from loss if an issuer of covered assets defaults on payments of principal or interest.  A default by the issuer of a covered asset or Wrapper Provider on its obligation could result in a decrease in the value of the Fund’s assets.  The Fund pays wrapper fees to the Wrapper Providers.  Wrapper fees are negotiated separately with each issuer and are generally calculated based on a specified percentage of contract value.

In general, if the contract value of the Wrapper Agreement exceeds the market value of the Covered Assets (including accrued interest), the Wrapper Provider becomes obligated to pay that difference to the Fund in the event that redemptions result in a total contract liquidation.  In the event that there are partial redemptions that would otherwise cause the Wrapper Agreement’s crediting rate to fall below 0%, the Wrapper Provider is obligated to contribute to the Fund an amount necessary to maintain the contract’s crediting rate at not less than 0%.  The circumstances under which payments are made and the timing of payments between the Fund and the Wrapper Provider may vary based on the terms of the Wrapper Agreement.

A synthetic GIC provides for a guaranteed principal plus any credited interest that has accrued over a specified period of time through benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets. The fair value on the synthetic GICs is approximately $530,273,000 and $419,360,000 at January 31, 2008 and 2007, respectively. Included in the fair value of the synthetic GICs is approximately $157,000 and $237,000 at January 31, 2008 and 2007, respectively, attributable to wrapper contracts.

All investment contracts held in the portfolio at January 31, 2008 and 2007, are fully benefit-responsive.  All contracts are effected directly between the RPF, with Merrill Lynch as the Trustee, and the wrapper or issuer of the benefit-responsive feature.  The RPF, with Merrill Lynch as the Trustee, is prohibited from assigning or selling the contract to another party without the consent of the Wrapper Provider.

All benefit-responsive contracts held in the portfolio at January 31, 2008 and 2007, require that either the repayment of principal and interest credited to participants in the RPF is a financial obligation of the issuer of the investment contract or a wrapper contract provides assurance that the interest crediting rate will not be less than zero.  No event has occurred such that realization of full contract value for a particular investment contract is no longer probable.

The RPF invests in the Retirement Preservation Trust, a stable value collective trust fund.  All investment contracts held in the Retirement Preservation Trust have been individually evaluated for benefit-responsiveness and all are fully benefit-responsive.  There are no restrictions on access to funds for the payment of benefits.

The RPF allows participants daily access to the funds.  The terms of the investment contracts held in the portfolio at January 31, 2008 and 2007, permit all participant-initiated transactions with the RPF to occur at contract value with no conditions, limits or restrictions.  Permitted participant-initiated transactions are those transactions allowed by the Plan, such as withdrawals for benefits or transfer to other funds within the Plan.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

3. Retirement Preservation Fund Investments (continued)

The interest crediting rate for each investment contract is determined as follows: the current dollar duration yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities.  The key factors that could influence future crediting rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts.  All investment contracts have a 0% minimum interest crediting rate. All investment contracts are reset at least quarterly.

As interest rates rise, the market value of the underlying securities declines and when interest rates fall, the market value of the underlying securities rises.  The relationship to future interest crediting rates based on a change in interest rates up or down will generally have minimal impact on the crediting rate since the change in rates will generally be offset by the change in market value, except when there is a change in duration.  Duration is a measure of average life of all cash flows in the portfolio on a present value basis.  A change in duration when market values decline (interest rates rise) will reduce the crediting rate if duration shortens and increase the crediting rate if duration lengthens.  A change in duration when market values rise (interest rates fall) will increase the crediting rate when duration falls and decrease the crediting rate when duration rises.  Finally, any deposit or withdrawal to the investment contract will impact the crediting rate based on the relative size of the deposit or withdrawal.

The average yield earned by the entire RPF (which may differ from the interest rate credited to participants in the RPF) was 4.68% and 5.60% at January 31, 2008 and 2007, respectively.  This average yield was calculated by dividing the annualized earnings of all investments in the RPF (irrespective of the interest rate credited to participants in the RPF) by the fair value of all investments in the RPF.

The average yield earned by the entire RPF with an adjustment to reflect the actual interest rate credited to participants in the RPF was 4.89% at both January 31, 2008 and 2007.  This average yield was calculated by dividing the annualized earnings credited to participants in the RPF (irrespective of the actual earnings of the investments in the RPF) by the fair value of all investments in the RPF.

The type of events that could potentially limit the ability of the RPF to transact at contract value could include premature termination of the contracts by the Plan, location closings, layoffs, plan termination, bankruptcy, mergers and early retirement incentives.  The likelihood of the occurrence of these events that would limit the Plan’s ability to transact at contract value with the participants in the Plan is not probable.  The RPF also maintains a liquidity protocol such that benefit-responsive contracts are insulated in the portfolio access structure and 67.0% and 69.8% as of January 31, 2008 and 2007, respectively, insulates these benefit-responsive contracts.

The issuer may terminate a benefit-responsive contract with the RPF, with Merrill Lynch as the Trustee, upon occurrence of certain events including, but not limited to, a failure of the RPF, with Merrill Lynch as the Trustee, to comply with contractual requirements; a material mis-representation of the RPF, with Merrill Lynch as the Trustee; failure to remain a qualified plan under the Internal Revenue Code; or a merger or termination of the Plan.  If such an event occurs and remains uncured, the issuer may terminate at a settlement amount other than the contract value.

4. Investments

The Trustee holds the Plan’s investments and executes all investment transactions.  The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

4. Investments (continued)

During the 2008 Plan year, the Plan’s investments (including investments purchased, sold and held during the year) appreciated/(depreciated) in value as follows:
Net Appreciation/ (Depreciation) in Fair Value of Investments
(In Thousands)

Wal-Mart Stores, Inc. Common Stock	$234,540
Mutual Funds	(90,736)
Common/Collective Trusts	(30,186)
Other	1,573
Total	$115,191

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:
	January 31,
	2008	2007
	(In Thousands)

Wal-Mart Stores, Inc. Common Stock	$3,901,418	$4,139,382
PIMCO Total Return Fund*	1,008,356	902,652
Merrill Lynch Retirement Preservation Trust*	982,209	904,135
American Europacific R4*	698,575	-
Merrill Lynch Equity Index Trust*	694,447	529,504
Davis New York Venture Fund*	563,923	-

*Includes non-participant directed investments

The contract value for the Merrill Lynch Retirement Preservation Trust is $989,970 and $921,646 at January 31, 2008 and 2007, respectively.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

5. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to non-participant-directed investments is as follows (In Thousands):
	January 31,
	2008	2007
Assets:
Mutual Funds	$408,282	$137,336
Money Market Fund	4,478	4,326
Common/Collective Trust	158,241	47,819
Traditional and Synthetic GICs	29,037	14,129
Investments (at fair value)	600,038	203,610
Wrapper contracts (at fair value)	-	13
Contributions receivable	434,017	576,208
Net assets available for benefits (at fair value)	1,034,055	779,831
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	-	1,355
Net assets available for benefits	$1,034,055	$781,186

Year Ended January 31, 2008
Change in net assets:
Contributions	$589,551
Net appreciation in fair value of investments	32,505
Benefit payments	(41,857)
Administrative expenses	(1,754)
Net interfund transfers	(326,910)
Other, net	1,334
Net increase	252,869
Net assets available for benefits at beginning of year	781,186
Net assets available for benefits at end of year	$1,034,055

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

6. Differences between Financial Statements and Form 5500

Reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2008	2007
	(In Thousands)
Net assets available for benefits per the financial statements	$10,969,314	$9,922,878
Less: Amounts allocated to withdrawn participants	(1,054)	(8,767)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,750)	(23,894)
Net assets available for benefits per the Form 5500	$10,961,510	$9,890,217

Reconciliation of net increase per the financial statements to the Form 5500 as of January 31, 2008 (In Thousands):
Net increase per the financial statements	$1,046,436
Amounts allocated to withdrawn participants at January 31, 2008	(1,054)
Amounts allocated to withdrawn participants at January 31, 2007	8,767
Add: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2007	23,894
Less: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2008	(6,750)
Net increase per the Form 5500	$1,071,293

Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date.  Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statements at contract value.

Wal-Mart Profit Sharing and 401(k) Plan
Notes to Financial Statements (continued)
January 31, 2008

7. Tax Status

The Plan has received a determination letter from the IRS dated June 8, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc., shares of  common/collective trusts and a stable value fund managed by BlackRock Investment Management, LLC. Wal-Mart Stores, Inc. is the Plan sponsor, Merrill Lynch is the trustee and record-keeper as defined by the Plan, and BlackRock Investment Management, LLC is an affiliate of the Trustee; therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the trustee and record-keeping services amounted to approximately $4.7 million for the year ended January 31, 2008.

9.  Subsequent Event

The Plan was amended effective March 25, 2008, to allow for the use of forfeited Profit Sharing contributions for Plan administrative expenses.

Supplemental Schedule

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (In Thousands)
January 31, 2008
EIN #71-0415188
Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody's /S&P Ratings	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value

COMMON STOCK
Wal-Mart Stores, Inc. Common Stock			$1,331,101	$3,901,418	$-	$-	$-
TOTAL EMPLOYER SECURITIES			1,331,101	3,901,418	-	-	-

MUTUAL FUNDS
AIM International Growth Fund A			175,863	179,807	-	-	-
Allianz RCM Tech Fund CL A			2,790	3,448	-	-	-
American Europacific GR R4			401,622	374,503	-	-	-
American Europacific R4 GM			352,963	324,072	-	-	-
Ariel Fund			154,871	135,975	-	-	-
Ariel Fund GM			168,212	155,034	-	-	-
Davis New York Venture Fund			193,048	203,899	-	-	-
Davis New York Venture Fund GM			300,453	360,024	-	-	-
Franklin Templeton Investments Small-Mid Cap Growth A			304,942	281,816	-	-	-
Franklin Templeton Investments Small-Mid Cap Growth Fund GM			156,277	146,451	-	-	-
Massachusetts Investments Growth Stock Fund			120,222	130,060	-	-	-
Massachusetts Investments Growth Stock Fund GM			280,059	328,855	-	-	-
PIMCO Total Return Fund			284,031	297,274	-	-	-
PIMCO Total Return Fund GM			657,125	711,082	-	-	-
TOTAL MUTUAL FUNDS			3,552,478	3,632,300	-	-	-

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued (In Thousands)
January 31, 2008
EIN #71-0415188
Plan #003
	Identity of Issue and Description of Investment	Contract Issuer Moody's/ S&P Ratings	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value
	MONEY MARKET
*	Merrill Lynch Premier Fund			84,236	82,088	-	-	82,088
	TOTAL MONEY MARKET ACCOUNTS			84,236	82,088	-	-	82,088

	COMMON/COLLECTIVE TRUSTS
*	Merrill Lynch Equity Index Trust I			296,272	342,345	-	-	-
*	Merrill Lynch Equity Index Trust I GM			313,063	352,102	-	-	-
*	Merrill Lynch Retirement Preservation Trust			1,023,612	982,209	-	7,761	989,970
*	Merrill Lynch Small Cap Index CT Tier I			35,783	35,726	-	-	-
*	Merrill Lynch Small Cap Index GM			174,414	156,795	-	-	-
	TOTAL COMMON/COLLECTIVE TRUSTS			1,843,144	1,869,177	-	7,761	989,970

	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
	AIG Financial Products:	Aa2/AA	5.29%	-	-	34	(893)	69,371
	Fannie Mae Trust Series 2003-15 Class CP, 4.50%			194	197	-	-	-
	Fannie Mae, 5.88%, 6/27/2013			10,465	10,595	-	-	-
	Morgan Stanley Dean Witter Capital I Series 2003-TOP9 Class A1, 3.98%			1,268	1,283	-	-	-
	Ginnie Mae Trust Series 2005-09 Class AB, 4.49%			9,656	9,776	-	-	-
	GMAC Mortgage Corporation Loan Trust Series 2005-AR4 Series 4A1, 5.17%			10,207	10,334	-	-	-
	WFMBS 2007-11 A3			24,741	25,047	-	-	-
	Freddie Mac Multiclass Certificates Series 3073 Class LA, 5.00%			12,839	12,998	-	-	-
	Bank of America N.A.:	Aaa/AA+	5.11%	-	-	67	833	72,761
	Banc of America Commercial Mortgage Inc. Series 2004-6 Class A3, 4.51%			19,991	19,744	-	-	-

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued (In Thousands)
January 31, 2008
EIN #71-0415188
Plan #003
Identity of Issue and Description of Investment	Contract Issuer Moody's/ S&P Ratings	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value
JP Morgan Mortgage Trust Series 2006-A3 Class 3A2, 5.76%			20,685	20,430	-	-	-
Asset Backed Funding Certificates Series 2005-AQ1 Class A4, 5.01%			6,856	6,771	-	-	-
WAMU 2007-HY5 2 A4			19,230	18,992	-	-	-
Wells Fargo mortgage Backed Securities Trust Series 2003-H Class A1, 4.65%			5,999	5,925	-	-	-
IXIS Financial Products, Inc.:	Aa2/AA	5.06%	-	-	(23)	46	54,964
Fannie Mae Trust Series 2003-55 Class CG, 4.00%			24,348	24,338	-	-	-
Citigroup Mortgage Loan Trust Inc. Series 2005-10 Class 1A5A, 5.87%			9,702	9,698	-	-	-
Banc of America Commercial Mortgage Inc. Series 2006-2 Class A3, 5.71%			20,914	20,905	-	-	-
JPMorgan Chase Bank:	Aaa/AA	5.24%	-	-	2	(493)	69,798
Banc of America Funding Corporation Series 2006-4 Class A11, 6.00%			8,549	8,609	-	-	-
FNMA 5.75% 9/8/2016			26,692	26,880	-	-	-
Fannie Mae Trust Series 2004-92 Class QY, 4.50%			6,255	6,299	-	-	-
Federal Home Loan Banks SB-2016 1, 4.89%, 12/23/2016			4,240	4,270	-	-	-
Wells Fargo Mortgage Backed Securities Trust Series 2005-2 Class 1A3, 5.25%			14,234	14,334	-	-	-
Banc of America Mortgage Securities Series 2005-L Class 2A3, 5.24%			3,976	4,004	-	-	-
JPMorgan Mortgage Trust Series 2006-A1 Class 3A2, 5.61%			5,852	5,893	-	-	-
Rabobank Nederland:	Aaa/AAA	5.67%	-	-	30	(569)	63,196
Fannie Mae, 5.75%, 5/1/2013			26,268	26,492	-	-	-
CMSC 2007 - C3 A2			20,741	20,918	-	-	-
JPMorgan Mortgage Trust Series 2006-A4 Class 4A2, 5.80%			16,187	16,325	-	-	-
State Street Bank:	Aa1/AA	4.89%	-	-	7	409	59,923
Citicorp Mortgage Securities, Inc. Series 2005-1 Class 1A1, 5.00%			14,613	14,511	-	-	-
Citicorp Mortgage Securities, Inc. Series 2004-6 Class 1A1, 5.50%			7,504	7,452	-	-	-

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued (In Thousands)
January 31, 2008
EIN #71-0415188
Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody's/ S&P Ratings	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value
GMAC Commercial Mortgage Securities Inc. Series 2004-C3 Class A4, 4.55%			9,990	9,921	-	-	-
WFMBS 2005-AR10 2A15			16,356	16,243	-	-	-
Countrywide Home Loan Series 2005-5 Class A6, 5.50%			11,459	11,380	-	-	-
Transamerica Life Insurance Co.:	Aa3/AA	5.27%	-	-	25	(372)	68,691
Freddie Mac Multiclass Certificates Series 2603 Class TC, 4.00%			1,789	1,798	-	-	-
Bear Sterns Commercial Mortgage Securities Series 2000-WF1 Class A1, 7.64%			410	412	-	-	-
Banc of America Funding Corporation Series 2006-D Class 5A2, 5.24%			24,367	24,490	-	-	-
GE Capital Commercial Mortgage Corporation Series 2003-C1 Class A1, 3.09%			164	165	-	-	-
Freddie Mac Multiclass Certificates Series 2772 Class DJ, 4.50%			10,462	10,515	-	-	-
Countrywide Home Loan Series 2005-6 Class 1A2, 5.00%			12,810	12,875	-	-	-
CWHL 2007-9 A6			15,310	15,387	-	-	-
Wells Fargo Mortgage Backed Securities Trust Series 2005-AR14 Class A2, 5.39%			3,378	3,395	-	-	-
UBS AG:	Aa1/AA-	5.11%	-	-	15	28	70,715
GMAC Mortgage Corporation Loan Trust Series 2005-AR2 Series 2A, 4.85%			12,385	12,377	-	-	-
Fannie Mae Whole Loan Series 2004-W6 Class 1A4, 5.50%			18,633	18,621	-	-	-
FNMA 5.5% 11/17/2016			26,859	26,843	-	-	-
Asset Backed Funding Certificates Series 2005-AQ1 Class A6, 4.78%			7,105	7,101	-	-	-

Wal-Mart Profit Sharing and 401(k) Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued (In Thousands)
January 31, 2008
EIN #71-0415188
Plan #003

Identity of Issue and Description of Investment	Contract Issuer Moody's/ S&P Ratings	Crediting Rate	Cost	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustments to Contract Value	Contract Value
GSAA Home Equity Trust Series 2005-7 Class AF3, 4.75%			5,734	5,730	-	-	-
TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS			529,417	530,273	157	(1,011)	529,419

TRADITIONAL GUARANTEED INVESTMENT CONTRACTS
Hartford Life Insurance Company, 4.57%			1,000	1,202	-	-	1,202
New York Life Insurance Co., 3.22%			1,340	1,577	-	-	1,577
Pacific Life Insurance Co., 4.40%			754	907	-	-	907

TOTAL INVESTMENTS			$7,343,470	$10,018,942	$157	$6,750	$1,605,163

* Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized

                                                      Wal-Mart Profit Sharing and 401(k) Plan

Date: July 29, 2008                                                                By:                      /s/ Stephen R. Hunter
      Stephen R. Hunter
                       Vice President Benefits Planning and Design
                       Wal-Mart Stores, Inc.